06012721

HERALD RESOURCES

SUPPL

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

10 April 2006

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Appendix 3B – 6 January 2006
Appendix 3Y – 9 January 2006
December Quarterly Report – 31 January 2006
Request for Trading Holt – 17 February 2006
Request for Suspension of Quotation – 21 February 2006
Lifting of Suspension – 23 February 2006
Share Placement, Financing Arrangements – 23 February 2006
Notice of General Meeting – 1 March 2006
Half Yearly Report – 16 March 2006
Results of General Meeting – 31 March 2006'
Appendix 3B – 3 April 2006
Issue of Shares – 6 April 2006

Yours faithfully

M P WRIGHT
Executive Director

Enc:

dlw 4/20

exec\corp\asx\alldocs\commout\seccomlt.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

HERALD RESOURCES LTD

ABN

15 008 672 071

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.55
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to December 2005 Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
73,058,497	Ordinary f.p.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	230,000 3,225,806 200,000 4,745,000	Options 23/01/07 @ $0.29 Options 09/08/07 @ $0.93 Options 01/12/09 @ $0.58 Options 01/12/09 @ $0.69

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 6 January 2006

(Director/Company secretary)

Print name: Michael P Wright

== == == == ==

+ See chapter 19 for defined terms.

HERALD
RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

9 January 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Re: Appendix 3Y – Change of Director's Interest Notice x 3

Following the Company's successful Share Purchase Plan, please find enclosed the above for lodgement.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HERALD RESOURCES LIMITED	
ABN 15 008 672 071	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terrence Michael ALLEN
Date of last notice	6 May 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & indirect	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	TM Allen TM & EA Allen TM & EA Allen (TM Allen Fam A/c) Lental Pty Ltd Lental Pty Ltd (Lental Super Fund A/c) Weybridge Pty Ltd Hereos Pty Ltd	TM Allen
Date of change	6 Jan 2006	1 Dec 2005
No. of securities held prior to change	- 512,500 - 4,622,750 - 1,095,163 - 5,125,000 - 130,000 - 1,471,301 - 2,130,000	
Class	Ordinary fully paid shares	Dec 2009 $0.69options
Number acquired	6,590	1,500,000
Number disposed		

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,624	N/A
No. of securities held after change	- 512,500 - 4,622,750 - 1,095,163 - 5,125,000 - 130,000 - 1,477,891 - 2,130,000	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired shares under SPP	Allotted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HERALD RESOURCES LIMITED	
ABN 15 008 672 071	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Peter Wright
Date of last notice	11 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Hereos Pty Ltd Vector Nominees Pty Ltd (A/c Wright Family Trust) Vector Nominees Pty Ltd (A/c Vector Super Fund)	MP Wright
Date of change	6 Jan 2006	1 Dec 2005
No. of securities held prior to change	- 650,000 - 319,966 - 80,034	- 65,000 - 1,200,000
Class	Ordinary fully paid shares	Jan 07 $0.29 options Dec 09 $0.69 options
Number acquired	6,590	1,200,000
Number disposed		

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,624	N/A
No. of securities held after change	- 650,000 - 319,966 - 86,624	- 65,000 - 1,200,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired shares under SPP	Allotted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HERALD RESOURCES LIMITED	
ABN 15 008 672 071	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme John Hutton
Date of last notice	8 Dec 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Faustus Nominees Pty Ltd	GJ Hutton
Date of change	6 Jan 2006	1 Dec 2005
No. of securities held prior to change	100,000	-
Class	Ordinary fully paid shares	Dec 2009 $0.69options
Number acquired	6,590	300,000
Number disposed		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,624	N/A
No. of securities held after change	106,590	300,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired shares under SPP	Allotted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

HERALD
RESOURCES

DECEMBER 2005 QUARTERLY REPORT

HIGHLIGHTS

DAIRI ZINC/LEAD PROJECT

- Improved metal prices substantially improve project economics
- Good progress made on pre-development activities
- Prospective new Contract of Work applied for

www.herald.net.au

www.jaguarminerals.com.au

www.coronagold.com.au

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web **www.herald.net.au**

HERALD RESOURCES

DAIRI ZINC/LEAD PROJECT


MEDAN
DAIRI
INDONESIA
SUMATRA

Herald	80%
PT Antam	20%

Preparations for development of the high-grade Dairi zinc/lead project continued throughout the quarter, based initially on production from the Anjing Hitam Deposit. Diluted mining reserves are 6.6Mt @ 15% Zn, 9% Pb.

The last Feasibility Study numbers for the project were published by the Company in August 2005. Since that time lead, and in particular zinc, prices have increased substantially. Capital and operating costs have also been re-estimated to take into account current market conditions, increased contingencies and updated quotes since August 2005.

The Company has received numerous enquiries as to the effects of the above price changes on the economics of the project. For analysis purposes the following table is presented:

	August 2005			Present Price
Metal prices used (tonne/lb)				
Zinc	$1,265 (57¢)	$1,700 (77¢)	$2,000 (91¢)	$2,300 ($1.04)
Lead	$860 (39¢)	$1,050 (48¢)	$1,200 (54¢)	$1,310 (59¢)
Total project cashflows (after repayment of capital)				
Pre-tax	$288M	$480M	$663M	$834M
Post-tax	$202M	$336M	$464M	$583M
Net present value at 10%				
Pre-tax	$121M	$222M	$324M	$420M
Post-tax	$73M	$142M	$213M	$279M
Internal rate of return				
Pre-tax	34%	46%	60%	72%
Post-tax	25%	35%	45%	54%
Total capital cost	$118M	$133M	$133M	$133M
Cash operating cost (per lb of zinc produced)	31¢	37¢	39¢	41¢

All figures are ungeared project totals in $US.

FINANCING

The banking syndicate led by Macquarie Bank has completed its due diligence and the Company is led to believe that a terms sheet (subject to credit approval) for finance facilities will be forthcoming in February.

Following receipt of this, the Company expects to be in a position to finalise negotiations with smelters for offtake agreements and other financing arrangements.

PRE-DEVELOPMENT ACTIVITIES

Transportation and Logistics

Zinc/lead concentrates are to be trucked to the port of Kuala Tanjung on the east coast of North Sumatra.

In principle agreement has been reached with Pelindo, the regional port authority, to lease a portion of land and construct a concentrate store and 2km conveyor jetty. A site and marine geotechnical drilling program is currently being undertaken. PT Inalum, the aluminium smelter, also operates a conveyor and shiploader facility nearby.

Indicative tenders for trucking have been obtained from two large, local transportation companies.

A detailed survey of the 26km secondary road from the regency capital of Sidikalang to the town of Parongil, at the start of the site access road, has been carried out. Close co-operation with the local public works department, who have already commenced implementation of a bypass around Sidikalang, is anticipated.

Engineering Design and Tendering

The preliminary engineering works program was continued by Ausenco Ltd throughout the quarter, in order to expedite design activities and the tendering of early construction contracts and long lead time equipment prior to receipt of final permits and finance. The bulk of the main capital item quotes have now been received.

It has been decided to change to heavy fuel oil (from diesel) for site power generation. This offers significant savings versus the more volatile pricing for diesel in the current era of free market pricing for fuels.

A program of infill site geotechnical drilling has been undertaken throughout the plantsite, mine installations and tailings dam locations in order to validate a revised plant installation layout.

Current target for the start of site construction works is early second quarter 2006, subject to permitting and finance.

Mining Contract Tendering

Several submissions have been received from underground mining contractors. These are being reviewed.

Environmental Impact Assessment, Permitting and Project Socialisation

The environmental impact assessment (AMDAL) process for the underground mine, processing plant and site infrastructure was approved by the Dairi AMDAL Commission, signed by the Bupati (Regent) of Dairi and then ratified by the Ministry of Energy and Mineral Resources during the quarter. **This is a major step forward and has culminated with the issuance by the Minister of the permit for construction and exploitation of the Anjing Hitam deposit.** In turn the Minister has applied to the Minister of Forests requesting the granting of the right to use the ~50ha required for construction according to the existing statutes. The application is presently being assessed and construction can commence (subject to financing) when agreement in principle is reached.

Terms of Reference have been submitted for an AMDAL (environmental impact assessment) study concerning the proposed major upgrade of the 26km secondary road from the start of the site access road at Parongil to the Regency capital of Sidikalang where it joins the main national highway.

The position of Manager of Community Relations and Development has been filled by an Indonesian professional with substantial mining industry experience.

Land Acquisition

The Company is at an advanced stage of land acquisition negotiations with local landholders to purchase the necessary land for the access road, plantsite and infrastructure. A co-operative pricing basis for comparable classes of land is being sought. A local government committee supervises the survey and transactions.

EXPLORATION

Lae Jehe

The Lae Jehe deposit (existing resources 8.2Mt @ 7.7% Zn, 4.1% Pb)is about 600m NW of the proposed Anjing Hitam plant site. Drilling continued spasmodically during the quarter with a deeper hole - SOP170D, completed in early January and two shallower holes completed with a smaller rig before the rig was seconded to the geotechnical program associated with pre-development works.

Hole SOP186D obtained a gross interval of 3.9m @ 6.8% Zn, 4.3% Pb, **including a 1.9m section of 16.1% Zn, 8.3% Pb**. Hole SOP170D intersected its target deeper than intended due to lesser flattening and intersected weaker mineralisation – 4.0m @ 2.9% Zn, 1.8% Pb from 638.4m. SOP172D hit several lower grade intercepts, including 6.2m @ 2.1% Zn, 0.8% Pb from 31.7m and 2.4m @ 3.0% Zn, 1.2% Pb from 62.7m.

Several shallow and one deeper hole are intended to be drilled in the March, 2006 quarter.

The drillhole results are tabulated below.

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP170D	**940**	**1305**	**-77.5°/194°**	**638.40**	**642.40**	**4.00**	**2.84**	**2.9**	**1.8**	**3**
				654.10	**654.70**	**0.60**	**0.43**	**5.9**	**2.7**	**5**

<table>
<tr><th>Hole</th><th>North</th><th>East</th><th>Dip/Azimuth (mag)</th><th>From (m)</th><th>To (m)</th><th>Width (m)</th><th>ETW (m)</th><th>Zinc (%)</th><th>Lead (%)</th><th>Silver (g/t)</th></tr>
<tr><td>SOP172D</td><td>900</td><td>1000</td><td>-50°/210°</td><td>31.70</td><td>37.90</td><td>6.20</td><td>5.60</td><td>2.1</td><td>0.8</td><td>1</td></tr>
<tr><td></td><td></td><td></td><td></td><td>62.70</td><td>65.10</td><td>2.40</td><td>2.20</td><td>3.0</td><td>1.2</td><td>2</td></tr>
<tr><td></td><td></td><td></td><td></td><td>75.00</td><td>75.47</td><td>0.47</td><td>0.43</td><td>12.6</td><td>2.9</td><td>14</td></tr>
<tr><td>SOP173D</td><td>900</td><td>1000</td><td>-75°/210°</td><td colspan="7">Hole suspended due to the more urgent requirement to complete various geotechnical holes.</td></tr>
<tr><td>SOP186D</td><td>1000</td><td>1080</td><td>-58°/210°</td><td>243.95</td><td>247.80</td><td>3.85</td><td></td><td>6.8</td><td>4.3</td><td>1</td></tr>
<tr><td></td><td></td><td></td><td></td><td>243.95</td><td>24.87</td><td>1.92</td><td></td><td>16.1</td><td>8.3</td><td>2</td></tr>
</table>

Drill holes SOP174G – SOP185G were geotechnical holes drilled in relation to the Anjing Hitam mine development.



A
A'
600mN
800mN
1000mN
1200mN
800mRL
600mRL
400mRL
200mRL
00mRL
Sapurang Anton
(~ 7m@12.0, 21.9)
ROB1
SOP49D
(8.5m@2.1, 0.9)
SOP17D
(9m@6.0, 4.4)
SOP172D
(2.4m@3.0, 1.2)
SOP13D
(6m@8.7, 4.9)
SOP11D
(6m@1.4, 0.7)
SOP12D
(3m@1.8, 0.7)
SOP168D
(15.8m@5.0, 2.5)
SOP171D
(6.4m@11.7, 7.4)
SOP186D
(3.9m@6.8, 4.3)
SOP169D
(1.95m@4.1, 1.2)
SOP52D
(13m@3.7, 2.3)
SOP54D
(15.6m@3.6, 1.9)
SOP59D
(15.3m@6.2, 3.3)
SOP166D
(8.9m@17.1, 9.4)
SOP60D
(17.7m@10.6, 5.0)
SOP167D
(6.0m@11.4, 7.5)
SOP170D
(4.0m@ 2.9, 1.8)
Downhole EM Anomaly
Drillhole Pierce Point (down hole width@%Zn, %Pb)
of bulk intercepts in main mineral horizon
2005 Program
Massive Sulphide Outcrop
0
100
200
METRES
LAE JEHE SECTOR
LONGITUDINAL SECTION
LOOKING TO 210°MAG.


DAIRI ZINC/
LEAD PROJECT
Location plan showing
Anjing Hitam and other
zinc/lead prospects
Lead Zinc Mineralisation
N
0
5km
98° 05' E
98° 10' E
98° 15' E
3° 00' N
2° 55' N
2° 50' N
TANAH PINEM
JUHAR
BLOCK
JUMABATU
TIGA LINGGA
BLOCK
TIGA LINGGA
PARONGIL
BONGKARAS
PONDOK GAMBIR
BATU KAPUR
SOKOMIL
AREA
SOPOKOMIL
MEDAN 160KM
SIDIKALANG
(REGENCY CAPITAL)
SINGKIL BARU 100KM

HERALD RESOURCES

EXPLORATION

Sinar Pagi

The FLTEM loop conducted at Sinar Pagi resulted in the interpretation of two conductors – a weaker one co-incident with the drilled, mostly oxide mineralisation and a stronger one just SE and co-incident with shale outcrops. It has at least 300m strike extent and is steeply SW dipping. It is yet to be drilled.

Lae Maromas

A strong, deep conductor has been detected in the NE of the loop area. There is a quartz breccia body outcropping with weak geochemistry. It is at least 600m long and interpreted as being sub-horizontal.

Bulu Laga

No particularly strong conductors were interpreted.

BELITUNG TIN PROJECT

Herald beneficial interest 100%
PT Tambang Timah (Timah) net smelter royalty for tin and co-products

Herald has decided to withdraw from this agreement as PT Tambang Timah has been unable to prevent the incursion of operators who are currently mining the oxidised skarn deposits for iron ore.

SARKEA BASE METALS PROJECT

Herald 100%

Herald has applied for a Contract of Work over about 15,000ha in the Sarkea district, immediately south of the Dairi CoW. Letters of recommendation have been sent by the respective Regents, whose regencies the area straddles, to the Dept of Energy and Mineral Resources in Jakarta.

The area was subjected to preliminary exploration by another party in 2000-2001 following the Herald Group's announcement of discovery of the Dairi "sedex" deposits. While a program by that party of soil geochemistry, IP geophysics and a brief drilling program failed to result in discovery of comparable metal grades to Anjing Hitam, there was confirmation of similar Tapanuli group sedimentary rocks, including carbonaceous shales and dolomites and widespread base metal anomalism. In addition previously unmapped granite occurrences were discovered with strong skarn alteration associated. Proximal skarns have been shown to be strongly anomalous in copper, tin, tungsten and molybdenum as well as lead, zinc and silver, the latter 3 being more prominent a little more distal from the granites.

Herald reconnaissance to date has further pinpointed areas with lead-zinc anomalism.

A structured exploration program will be commenced later in the March quarter.

HERALD RESOURCES

MELUAK GOLD PROJECT

Herald 26% via Corona Gold Ltd

There were no activities during the quarter. The peace accord negotiated between the Indonesian Government and the Aceh separatist movement earlier in 2005, appears to be holding throughout the province, with the separatists having handed in large quantities of armaments and the Government having withdrawn most of the armed forces.

The ground is currently held as a preliminary exploration permit and the Regent has offered to facilitate negotiations for a formal Contract of Work type agreement.

HERALD RESOURCES

MONTAGUE GOLD PROJECT
(Herald 15% free carried by Gateway Mining)


WESTERN
AUSTRALIA
Carnarvon
MOOKA
Meekatharra
MONTAGUE
CRATER
PERTH

Airport (M 57/98, M57/99)

At Rosie North scout RAB drilling tested for additional hangingwall reef structures 90m east of the main mafic-granodiorite contact zone where previous drilling has intersected ore grade material over an open ended strike of 300 metres.

The recent drilling was successful in intersecting further gold mineralisation. RAB drill hole GRB2386 (6964900N, 751350E) intersected **6m @ 8.2g/t gold** from 30 to 36m down hole. The results were from a 6m composite sample. This hole was 100m south of previous shallow drilling that returned results of 5m @ 1.4g/t Au and 5m @ 1.0g/t Au from 5m composites.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
(Herald 20%, free carried)

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

MOOKA HMS PROJECT

Herald holds two exploration licences, with a total area of 434 km^2, which are considered prospective for heavy mineral sands and are located in the Gascoyne Junction region.

An Aboriginal Heritage Survey was completed in the previous quarter with no areas of ethnographic or archaeological significance being located along the proposed drill traverse lines. The official report confirming the clearance for the drill programme to proceed was received from the Yamatji Land and Sea Council. Confirmation of renewal of the two licences from the Department of Industry and Resources is awaited.

HERALD RESOURCES – CORPORATE

CASH RESERVES

At 31 December 2005, parent company Herald Resources Ltd held cash deposits of $5M.

M P WRIGHT
Executive Director

NOTE: ***Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.***

NOTE: ***The 2004 resource estimate for Anjing Hitam Deposit was supervised by Mr Paul Payne, Principal Consultant of Resource Evaluations Pty Ltd. He is a Chartered Professional member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and type of activity undertaken to qualify as a Competent Person as defined in the 1999 "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Payne consents to the inclusion of the information in the report in the form and context in which it appears.***

HERALD RESOURCES - CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
73.1M shares
8.4M options

Share price as at 31 January 2006 $1.40

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au

www.herald.net.au

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

17 February 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Attention: Tony Walsh

RE: REQUEST FOR TRADING HOLT

The Company hereby requests that the ASX halt trading in the Company's shares from the commencement of trading on Monday, 20 February 2006, pending finalisation of a capital raising by the Company.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD
RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

21 February 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Attention: Tony Walsh

RE: REQUEST FOR SUSPENSION OF QUOTATION

The Company hereby requests that the ASX halt trading in the Company's shares from the commencement of trading on Wednesday, 22 February 2006, pending finalisation of a capital raising by the Company.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

23 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

RE: LIFTING OF SUSPENSION

The Company hereby requests to ASX that the voluntary suspension in the trading of the Company's shares be lifted forthwith.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

23 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX online

RE: SHARE PLACEMENT, FINANCING ARRANGEMENTS

The Directors of Herald Resources Limited ("Herald" or "the Company") are pleased to announce the placement of 120 million shares at $1.05 a share to raise $126 million, before expenses of the issue.

The shares will be placed with clients of Euroz Securities Limited under s.708 of the Corporations Act, and will significantly broaden Herald's Australian and international institutional shareholder base. The placement is subject to shareholder approval and offers of finance for the balance of US$50 million of funding (see next paragraph) required for the development of the Company's high-grade Dairi zinc/lead project.

Herald has received an Indicative Letter of Offer from Macquarie Bank for the provision of a US$30m convertible finance facility, and is at an advanced stage of negotiations for $20m of debt funding from smelter/trading groups.

The funding mix above provides the Company with maximum flexibility in the marketing of the Dairi concentrates and deciding what level of hedging (if any) is appropriate.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD RESOURCES LIMITED

ACN 008 672 071

NOTICE OF GENERAL MEETING

PROXY FORM

AND

EXPLANATORY MEMORANDUM

DATE OF MEETING

Friday 31 March 2006

TIME OF MEETING

11.00 am WST

PLACE OF MEETING

Level 3, 50 Colin Street
West Perth
Western Australia

HERALD RESOURCES LIMITED
ACN 008 672 071

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the shareholders of Herald Resources Limited ("**Company**") will be held at Level 3, 50 Colin Street, West Perth, Western Australia on Friday, 31 March 2006 at 11.00 am WST for the purpose of transacting the following business.

An Explanatory Memorandum containing information in relation to the following resolution accompanies this Notice of General Meeting.

AGENDA

BUSINESS

Resolution 1 – Issue of Shares

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, pursuant to and in accordance with Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Directors be authorised to allot and issue 120,000,000 fully paid ordinary shares in the capital of the Company at an issue price of $1.05 each, and on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."*

The Company will disregard any votes cast on this Resolution 1 by any person who may participate in the issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or any associate of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Michael Wright
Company Secretary
Dated: 1 March 2006

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.

- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If such appointment is not made then each proxy may exercise half of the shareholder's voting rights. Fractions shall be disregarded.

- A proxy may but need not be a shareholder of the Company.

- The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under hand of an officer of his attorney duly authorised.

- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

ENTITLEMENT TO VOTE

For the purposes of Regulation 7.11.37 of the Corporations Regulations, the Company determines that members holding ordinary shares at 5.00 pm WST on Wednesday, 29 March 2006 will be entitled to attend and vote at the General Meeting.

CORPORATIONS

A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.

HERALD RESOURCES LIMITED
ACN 008 672 071

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the shareholders of Herald Resources Limited ("**Company**") in connection with the business to be conducted at a General Meeting of the Company to be held at Level 3, 50 Colin Street, West Perth, Western Australia on Friday, 31 March 2006 commencing at 11.00 am WST.

This Explanatory Memorandum is intended to provide shareholders in the Company with sufficient information to assess the merits of the resolution contained in the accompanying Notice of General Meeting of the Company.

The Directors recommend that shareholders read this Explanatory Memorandum in full before making any decision in relation to the Resolution.

The following information should be noted in respect of the various matters contained in the accompanying Notice of General Meeting:

Background to the Resolution

As shareholders are aware, the Company holds a 80% interest in the high-grade Dairi zinc/lead project in the Dairi Regency of North Sumatra, Indonesia ("**Dairi Project**"). The Company has determined that it wishes to progress the development of the Dairi Project to production. This will involve establishment of the underground mine infrastructure, construction of the processing plant, port facilities and other associated mine infrastructure. In order to achieve this, the Company requires additional funds of approximately US$140 million.

For some time, the Company has considered a number of different types of financing to achieve the funding required to develop the Dairi Project. These have included senior debt, subordinated debt, convertible debt and issue of equity.

After taking into account numerous factors, the Company has decided on a funding mix for the US$140 million funding requirement approximately as follows:

(a) US$90 million raised from issue of equity, which is the subject of Resolution 1;

(b) up to US$40 million by way of convertible debt security, the terms of which are currently being negotiated; and

(c) up to US$20 million by way of subordinated debt from offtake parties.

The Company is currently negotiating the terms of any convertible debt security and subordinated debt as referred to in paragraphs (b) and (c) above and accordingly, the exact amounts stated in those paragraphs are subject to change.

Resolution 1 - Issue of Shares

On 23 February 2006, the Company announced that it has raised $126,000,000 via a placement of a total of 120,000,000 Shares to sophisticated and professional investor clients of Euroz Securities Limited ("**Euroz**").

Listing Rule 7.1

Listing Rule 7.1 requires shareholder approval to the proposed issue of Shares. Listing Rule 7.1 broadly provides that, subject to certain exceptions, shareholder approval is required for any issue of securities by a listed company where the securities proposed to be issued represent more than 15% of the number of fully paid ordinary securities then on issue.

Resolution 1 has been included so that shareholders may approve pursuant to Listing Rule 7.1 the issue of 120,000,000 Shares at an issue price of $1.05 per Share to raise $126,000,000 and so that the Company is able to retain its capacity to issue up to 15% of its issued capital, if required, in the next 12 months without shareholder approval.

The following information is provided to shareholders for the purposes of Listing Rule 7.3:

1. the maximum number of Shares to be issued under Resolution 1 is 120,000,000 Shares;

2. the Shares will be allotted and issued on a date and no later than 3 months after the date of this General Meeting or such later date as approved by ASX;

3. the Shares will be issued at an issue price of $1.05 per Share to raise a total of $126,000,000.

4. the allottees will be sophisticated or professional investor clients of Euroz;

5. the Shares to be issued are fully paid ordinary shares which rank equally with all other existing fully paid ordinary shares on issue; and

6. the funds raised from the issue will be used to develop the Company's Dairi Project, in particular the establishment of the underground mine workings, construction of the processing plant, port facilities and other associated mine infrastructure, and for working capital purposes.

GLOSSARY

In this Explanatory Memorandum and the Notice, the following terms have the following meanings unless the context otherwise requires:

"**ASX**" means Australian Stock Exchange Limited (ABN 98 008 624 691);

"**Directors**" means the directors of the Company;

"**Company**" means Herald Resources Limited ACN 008 672 071;

"**Corporations Act**" means the Corporations Act 2001 (Cth);

"**Listing Rules**" means the Listing Rules of ASX;

"**Notice**" means the notice of meeting which accompanies this Explanatory Memorandum;

"**Shares**" means fully paid ordinary shares in the Company; and

"**WST**" means Australian Western Standard Time.

HERALD RESOURCES LIMITED
ACN 008 672 071
PROXY FORM

The Company Secretary
Herald Resources Limited
Address: 50 Colin Street
WEST PERTH WA 6005
Facsimile: +61 8 9481 1669

I/We *(name of shareholder)* ....
of *(address)* ....
being a member/members of Herald Resources Limited ("**Company**") hereby appoint
(name) ....
of *(address)* ....
and/or failing him *(name)* ....
of *(address)* ....
or failing that person then the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the General Meeting of the Company to be held at Level 3, 50 Colin Street, West Perth, Western Australia, on Friday, 31 March 2006 at 11.00 am WST and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box(es) below:

I/We direct my/our Proxy to vote in the following manner:

	For	Against	Abstain
Resolution 1 – Issue of Shares	☐	☐	☐

This Proxy is appointed to represent ....% of my voting right, or if 2 proxies are appointed Proxy 1 represents ....% and Proxy 2 represents ....% of my total votes
My total voting right is ....shares

If the shareholder is an individual or joint holders:

Signature: ______________________ Name: ______________________

If the shareholder is a company:

Affix common seal (if required by Constitution)

______________________ ______________________
Director Sole Director/Secretary

Dated 2006. Telephone: ( )

INSTRUCTIONS FOR APPOINTMENT OF PROXY

1. A shareholder entitled to attend and vote is entitled to appoint no more than two proxies to attend and vote at this General Meeting as the shareholder's proxy. A proxy need not be a shareholder of the Company.

2. Where more than one proxy is appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights. If such appointment is not made then each proxy may exercise half of the shareholder's voting rights. Fractions shall be disregarded.

3. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed either in accordance with the constitution of the company or under the hand of an officer of the company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by all of the joint shareholders, personally or by a duly authorised attorney.

4. If a proxy is executed by an attorney of a shareholder, then the original of the relevant power of attorney or a certified copy of the relevant power of attorney, if it has not already been noted by the Company, must accompany the proxy form.

5. To be effective, forms to appoint proxies must be received by the Company no later than 48 hours before the time appointed for the holding of this General Meeting (that is by 11.00 am WST on Wednesday, 29 March 2006 by post or facsimile to the respective addresses stipulated in this proxy form).

6. If the proxy form specifies a way in which the proxy is to vote on the resolution stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way; and
   (b) if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
   (c) If the proxy is the Chairman, the proxy must vote on a poll and must vote that way, and
   (d) if the proxy is not the Chairman, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

   If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

HERALD RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

16 March 2006

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: HALF YEARLY REPORT

Please find enclosed half year report 31 December 2005.

For announcement to the market:				($'000)
Revenues from ordinary activities	down	98 %	to	$279
Profit (loss) from ordinary activities after tax attributable to members	down	N/A%	to	$(2,584)
Net profit (loss) for the period attributable to members	down	N/A%	to	$(2,584)

Yours faithfully

M WRIGHT
Executive Director

CONTENTS

COMMENTARY ON FINANCIAL RESULTS

The consolidated entity reported a loss for the half year to December 2005 of $2.6m compared to a profit of $0.4m for the previous corresponding period, reflecting the loss of income following the sale of the Coolgardie Gold operations, and making a comparison between the two periods difficult.

Major components of the loss for the period were option issue expense of $1.4m, employee costs of $0.4m, other administration expenses of $0.6m and exploration write-offs of $0.3m.

Other major cash flow items included a placement raising $2.5m, applications for shares pursuant to a share purchase plan of $1.5m ($0.4m later refunded), proceeds from settlement of the Coolgardie transaction of $2.1m, and exploration and development expenditure of 3.3m. Working capital position was lowered by the movement of bank debt from Non-Current to Current.

SUMMARY OF MAJOR PROJECTS / DEVELOPMENTS

Please note:

The following information is not intended to be an exhaustive summary of the Company's activities. Further information may be obtained from the Company's announcements to the Australian Stock Exchange and on the Company's website www.herald.net.au

DAIRI PROJECT **Herald 80%**
PT Antam 20%

Preparations for development of the high-grade Dairi zinc/lead project continued throughout the quarter, based initially on production from the Anjing Hitam Deposit. Diluted mining reserves are 6.6Mt @ 15% Zn, 9% Pb.

The last Feasibility Study numbers for the project were published by the Company in August 2005. Since that time lead, and in particular zinc, prices have increased substantially. Capital and operating costs have also been re-estimated to take into account current market conditions, increased contingencies and updated quotes since August 2005.

The Company has received numerous enquiries as to the effects of the above price changes on the economics of the project. For analysis purposes the following table is presented:

	August 2005			**Present Price**
Metal prices used (tonne/lb)				
Zinc	$1,265 (57¢)	$1,700 (77¢)	$2,000 (91¢)	$2,300 ($1.04)
Lead	$860 (39¢)	$1,050 (48¢)	$1,200 (54¢)	$1,310 (59¢)
Total project cashflows (after repayment of capital)				
Pre-tax	$288M	$480M	$663M	$834M
Post-tax	$202M	$336M	$464M	$583M
Net present value at 10%				
Pre-tax	$121M	$222M	$324M	$420M
Post-tax	$73M	$142M	$213M	$279M
Internal rate of return				
Pre-tax	34%	46%	60%	72%
Post-tax	25%	35%	45%	54%
Total capital cost	$118M	$133M	$133M	$133M
Cash operating cost (per lb of zinc produced)	31¢	37¢	39¢	41¢

All figures are ungeared project totals in $US.

FINANCING

Since the end of the half-year, the Company announced a placement to raise A$126 before costs of the issue, subject to shareholder approval on 31 March 2006 and the receipt of firm offers for the balance of the funding required for the development of the Dairi Project. In this regard the Company is in receipt of offers for the balance of this funding, full details of which will be advised in due course once any or all of those offers have been accepted.

Following receipt of this, the Company expects to be in a position to finalise negotiations with smelters for offtake agreements and other financing arrangements.

PRE-DEVELOPMENT ACTIVITIES

Transportation and Logistics

Zinc/lead concentrates are to be trucked to the port of Kuala Tanjung on the east coast of North Sumatra.

In principle agreement has been reached with Pelindo, the regional port authority, to lease a portion of land and construct a concentrate store and 2km conveyor jetty. A site and marine geotechnical drilling program is currently being undertaken. PT Inalum, the aluminium smelter, also operates a conveyor and shiploader facility nearby.

Indicative tenders for trucking have been obtained from two large, local transportation companies.

A detailed survey of the 26km secondary road from the regency capital of Sidikalang to the town of Parongil, at the start of the site access road, has been carried out. Close co-operation with the local public works department, who have already commenced implementation of a bypass around Sidikalang, is anticipated.

Engineering Design and Tendering

The preliminary engineering works program was continued by Ausenco Ltd throughout the quarter, in order to expedite design activities and the tendering of early construction contracts and long lead time equipment prior to receipt of final permits and finance. The bulk of the main capital item quotes have now been received.

It has been decided to change to heavy fuel oil (from diesel) for site power generation. This offers significant savings versus the more volatile pricing for diesel in the current era of free market pricing for fuels.

A program of infill site geotechnical drilling has been undertaken throughout the plantsite, mine installations and tailings dam locations in order to validate a revised plant installation layout.

Current target for the start of site construction works is early second quarter 2006, subject to permitting and finance.

Mining Contract Tendering

Several submissions have been received from underground mining contractors. These are being reviewed.

Environmental Impact Assessment, Permitting and Project Socialisation

The environmental impact assessment (AMDAL) process for the underground mine, processing plant and site infrastructure was approved by the Dairi AMDAL Commission, signed by the Bupati (Regent) of Dairi and then ratified by the Ministry of Energy and Mineral Resources during the quarter. This is a major step forward and has culminated with the issuance by the Minister of the permit for construction and exploitation of the Anjing Hitam deposit. In turn the Minister has applied to the Minister of Forests requesting the granting of the right to use the ~50ha required for construction according to the existing statutes. The application is presently being assessed and construction can commence (subject to financing) when agreement in principle is reached.

Terms of Reference have been submitted for an AMDAL (environmental impact assessment) study concerning the proposed major upgrade of the 26km secondary road from the start of the site access road at Parongil to the Regency capital of Sidikalang where it joins the main national highway.

The position of Manager of Community Relations and Development has been filled by an Indonesian professional with substantial mining industry experience.

Land Acquisition

The Company is at an advanced stage of land acquisition negotiations with local landholders to purchase the necessary land for the access road, plantsite and infrastructure. A co-operative pricing basis for comparable classes of land is being sought. A local government committee supervises the survey and transactions.

EXPLORATION

Lae Jehe

The Lae Jehe deposit (existing resources 8.2Mt @ 7.7% Zn, 4.1% Pb)is about 600m NW of the proposed Anjing Hitam plant site. Drilling continued spasmodically during the quarter with a deeper hole - SOP170D, completed in early January and two shallower holes completed with a smaller rig before the rig was seconded to the geotechnical program associated with pre-development works.

Hole SOP186D obtained a gross interval of 3.9m @ 6.8% Zn, 4.3% Pb, including a 1.9m section of 16.1% Zn, 8.3% Pb. Hole SOP170D intersected its target deeper than intended due to lesser flattening and intersected weaker mineralisation – 4.0m @ 2.9% Zn, 1.8% Pb from 638.4m. SOP172D hit several lower grade intercepts, including 6.2m @ 2.1% Zn, 0.8% Pb from 31.7m and 2.4m @ 3.0% Zn, 1.2% Pb from 62.7m.

Several shallow and one deeper hole are intended to be drilled in the March, 2006 quarter.

The drillhole results are tabulated below.

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP170D	940	1305	-77.5°/194°	638.40 654.10	642.40 654.70	4.00 0.60	2.84 0.43	2.9 5.9	1.8 2.7	3 5

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP172D	900	1000	-50°/210°	31.70 62.70 75.00	37.90 65.10 75.47	6.20 2.40 0.47	5.60 2.20 0.43	2.1 3.0 12.6	0.8 1.2 2.9	1 2 14
SOP173D	900	1000	-75°/210°	Hole suspended due to the more urgent requirement to complete various geotechnical holes.						
SOP186D	1000	1080	-58°/210°	243.95 243.95	247.80 24.87	3.85 1.92		6.8 16.1	4.3 8.3	1 2

Drill holes SOP174G – SOP185G were geotechnical holes drilled in relation to the Anjing Hitam mine development.

Sinar Pagi

The FLTEM loop conducted at Sinar Pagi resulted in the interpretation of two conductors – a weaker one co-incident with the drilled, mostly oxide mineralisation and a stronger one just SE and co-incident with shale outcrops. It has at least 300m strike extent and is steeply SW dipping. It is yet to be drilled.

Lae Maromas

A strong, deep conductor has been detected in the NE of the loop area. There is a quartz breccia body outcropping with weak geochemistry. It is at least 600m long and interpreted as being sub-horizontal.

Bulu Laga

No particularly strong conductors were interpreted

SARKEA BASE METALS PROJECT

Herald 100%

Herald has applied for a Contract of Work over about 15,000ha in the Sarkea district, immediately south of the Dairi CoW. Letters of recommendation have been sent by the respective Regents, whose regencies the area straddles, to the Dept of Energy and Mineral Resources in Jakarta.

The area was subjected to preliminary exploration by another party in 2000-2001 following the Herald Group's announcement of discovery of the Dairi "sedex" deposits. While a program by that party of soil geochemistry, IP geophysics and a brief drilling program failed to result in discovery of comparable metal grades to Anjing Hitam, there was confirmation of similar Tapanuli group sedimentary rocks, including carbonaceous shales and dolomites and widespread base metal anomalism. In addition previously unmapped granite occurrences were discovered with strong skarn alteration associated. Proximal skarns have been shown to be strongly anomalous in copper, tin, tungsten and molybdenum as well as lead, zinc and silver, the latter 3 being more prominent a little more distal from the granites.

Herald reconnaissance to date has further pinpointed areas with lead-zinc anomalism.

A structured exploration program will be commenced later in the March quarter.

MONTAGUE GOLD PROJECT
(Herald 15% free carried by Gateway Mining)

Airport (M 57/98, M57/99)

At Rosie North scout RAB drilling tested for additional hangingwall reef structures 90m east of the main mafic-granodiorite contact zone where previous drilling has intersected ore grade material over an open ended strike of 300 metres.

The recent drilling was successful in intersecting further gold mineralisation. RAB drill hole GRB2386 (6964900N, 751350E) intersected **6m @ 8.2g/t gold** from 30 to 36m down hole. The results were from a 6m composite sample. This hole was 100m south of previous shallow drilling that returned results of 5m @ 1.4g/t Au and 5m @ 1.0g/t Au from 5m composites.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

MOOKA HMS PROJECT

Herald holds two exploration licences, with a total area of 434 km^2, which are considered prospective for heavy mineral sands and are located in the Gascoyne Junction region.

An Aboriginal Heritage Survey was completed in the previous quarter with no areas of thnographic or archaeological significance being located along the proposed drill traverse lines. The official report confirming the clearance for the drill programme to proceed was received from the Yamatji Land and Sea Council. Confirmation of renewal of the two licences from the Department of Industry and Resources is awaited.

OTHER INVESTMENTS

Herald retains a 59% interest in Jaguar Minerals Ltd and a 26% interest in Corona Gold Ltd.

DIRECTORS' REPORT

Your Directors submit their financial report on the consolidated entity consisting of Herald Resources Limited and its controlled entities for the half year ended 31 December 2005.

DIRECTORS

The following persons were Directors of Herald Resources Limited during the whole of the half year and up to the date of this report:

Terrence Allen (Chairman)
Michael P Wright
Graeme J Hutton

REVIEW OF OPERATIONS

Please refer to the Summary of Major Projects / Developments for a review of operational matters.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 33.

This report is made in accordance with a resolution of the Directors.

MICHAEL P WRIGHT
Director

Dated at Perth this 16th day of March 2006,

CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated December 2005 $'000	Consolidated December 2004 $'000
Revenue	2	**279**	12,683
Cost of goods sold		**(42)**	(8,862)
Employees salaries and benefits		**(432)**	(949)
Interest and finance cost		**(110)**	(108)
Exploration expenditure written off		**(330)**	(557)
Depreciation of fixed assets		**(27)**	(269)
Amortisation of development costs		**-**	(1,278)
Rehabilitation costs		**-**	(13)
Option issue expense		**(1,427)**	-
Other items (net)		**(644)**	(630)
Cost of non-current assets sold		**(16)**	(229)
Exchange gains		**-**	401
Profit (loss) before income tax	2	(2,749)	189
Income tax expense		-	-
Profit (loss) for the period		(2,749)	189
Loss attributable to minority equity interest		**165**	217
Profit (loss) attributable to members of the parent entity		**$(2,584)**	$406
Basic profit (loss) per share (cents per share)	3	**(3.8c)**	0.6¢

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Note	Consolidated December 2005 $'000	Consolidated June 2005 $'000
CURRENT ASSETS			
Cash and cash equivalents		**7,323**	5,746
Receivables		**798**	2,789
Other financial assets		**282**	208
Inventories		**-**	24
Total Current Assets		**8,403**	8,767
NON CURRENT ASSETS			
Receivables		**1,511**	1,502
Plant and equipment		**210**	250
Mineral exploration and evaluation expenditure		**16,145**	12,991
Total Non Current Assets		**17,866**	14,743
TOTAL ASSETS		**26,269**	23,510
CURRENT LIABILITIES			
Trade and other payables		**2,404**	797
Interest bearing liabilities		**3,000**	-
Provisions		**707**	736
Total Current Liabilities		**6,111**	1,533
NON CURRENT LIABILITIES			
Interest bearing liabilities		**-**	3,000
Provisions		**-**	-
Total Non Current Liabilities		**-**	3,000
TOTAL LIABILITIES		**6,111**	4,533
NET ASSETS		**$20,158**	$18,977
EQUITY			
Issued Capital	4	**29,817**	27,335
Reserves		**1,161**	(287)
Accumulated losses		**(11,117)**	(8,533)
Total parent entity interest in equity		**19,861**	18,515
Total minority equity interest		**297**	462
TOTAL EQUITY		**$20,158**	$18,977

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the half-year ended 31 December 2005

	Issued Capital ($'000)	Retained Earnings ($'000)	Reserves ($'000)	Minority Interest ($'000)	Total ($'000)
At 1 July 2004	**24,288**	**(9,087)**	**1,600**	**952**	**17,752**
Profit / (Loss) for the period	-	406	-	(217)	189
Translation reserve adjustment	-	-	(70)		(70)
Total income and expense for the period	**24,288**	**(8,681)**	**1,530**	**735**	**17,871**
Shares issued during the period	2.975	-	-	-	2,975
At 31 December 2004	**27,263**	**(8681)**	**1,530**	**735**	**20,846**
At 1 July 2005	**27,335**	**(8,533)**	**(287)**	**462**	**18,977**
Profit / (Loss) for the period	-	(2,584)	1427	(165)	(1,322)
Total income and expense for the period					
Translation reserve adjustment			21		21
Shares issued during the period	2,482	-	-	-	2,482
At 31 December 2005	**29,817**	**(11,117)**	**1,161**	**297**	**20,158**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated December 2005 $,000	Consolidated December 2005 $,000
Cash Flows from Operating Activities			
Gold sales and other income		**80**	10,605
Payments to suppliers and employees		**(1,361)**	(10,521)
Interest received		**170**	74
Interest and finance costs		**(110)**	(107)
Net Cash from Operating Activities		**(1,220)**	51
Cash Flows from Investing Activities			
Exploration and development expenditure		**(3,282)**	(4,093)
Proceeds from sale of equity investments		**-**	286
Proceeds from sale of property, plant and equipment		**2,098**	699
Payment for property, plant and equipment		**(14)**	(107)
Advances (to) repaid by other entities		**(7)**	(7)
Net Cash from Investing Activities		**$(1,205)**	(3,222)
Cash Flows from Financing Activities			
Proceeds from borrowings		**-**	3,000
Repayment of borrowings		**-**	(2,000)
Net proceeds from issue of shares		**2,481**	2,726
Share application monies		**1,518**	-
Dividends paid		**-**	(2)
Net Cash From Financing Activities		**3,999**	3,724
Net increase/(decrease) in cash and cash equivalents held		**1,574**	553
Cash and cash equivalents at beginning of the financial year		**5,746**	5,341
Effect of exchange rate changes on cash holdings		**3**	732
Cash and cash equivalents at the end of the half year		**$7,323**	$6,626

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1: BASIS OF PREPARATION

Statement of Significant Accounting Policies

(a) Basis of Preparation

The half-year consolidated financial statements are general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting; Urgent Issues Group Consensus views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the Annual Financial Statements of Herald Resources Limited as at 30 June 2005 together with any public announcements made by Herald Resources Limited and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(b) Statement of Compliance

This is the first interim financial report prepared under Australian equivalents to International Financial Reporting Standards (AIFRS). Comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005 have been restated accordingly. Compliance with the AIFRS ensures compliance with the International Financial Reporting Standards (IFRS).

The accounting policies applied to this interim financial report in accordance with the AIFRS are therefore inconsistent with those applied in the June 30 2005 annual report which was presented under previous Australian GAAP.

The half year report does not include full disclosures of the type normally included in an annual financial report.

(c) Principles of Consolidation

A controlled entity is any entity of which Herald Resources Limited has the power to control the financial and operating policies to obtain benefits from its activities.

All controlled entities have a June financial year end, except for the Indonesian subsidiaries.

All inter-company balances and transactions between entities in the economic entity, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(d) Income Tax

The change for current income tax expenses is based on the profit for the year adjusted for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognized from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognized to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilized.

The amount of benefits brought to account or which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realized and comply with the conditions of deductibility imposed by the law.

(e) Property, Plant & Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Capital Works in Progress

Capital works in progress are measured on the cost basis until such time as they are completed.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	**Depreciation Rate**
Plant and equipment	**10 - 50%**
Vehicles	**20%**

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(f) Exploration, Development and Joint Venture Expenditure

Exploration, development and joint venture expenditure carried forward represents an accumulation of net costs incurred in relation to separate areas of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation of the area, or alternatively by its sale, or

(ii) exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the areas are continuing.

Accumulated costs in respect of areas of interest, which are abandoned are written off in the Statement of Financial Performance in the year in which the area is abandoned.

The net carrying value of each property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

(g) Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorized as held for trading unless they are designated as hedges. Realized and unrealized gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortized cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available for sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealized gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(h) Impairment of Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(i) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

— Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.

— Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date.

— Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(j) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(k) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(l) Revenue

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

(m) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

NOTE 2: PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated	
	December 2005 $'000	**December 2004 $'000**
Profit (loss) from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance for the interim period:		
Revenues		
Sales and hedging revenues	-	11,915
Proceeds from sale of investments	-	286
Proceeds from sale of property, plant and equipment	**10**	199
Revaluation of investments	**74**	-
Interest received	**149**	94
Other revenues	**46**	189
	$279	$12,683

NOTE 3: BASIC PROFIT (LOSS) PER SHARE

The following reflects the income and data used in the calculations of basic loss per share:

	Consolidated	
	December 2005 $,000	**December 2004 $,000**
Profit (loss) from ordinary activities before income tax	**(2,749)**	189
Adjustments:		
Net profit(loss) attributable to outside equity interests	**165**	217
Profit (loss) used in calculating basic earnings (loss) per share	**$(2,584)**	$406

Diluted loss per share has not been disclosed as the conversion to ordinary shares did not lead to a materially inferior view of the earnings performance of the consolidated entity.

	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	67,315,290	62,907,845

NOTE 4: ISSUED CAPITAL

(a) Movements in ordinary share capital for the half year ended 31 December 2005 were as follows:

Date	Details	No. of Shares	Issue Price	($,000)
01/07/05	Balance b/f	66,308,497		27,335,057
23/11/05	Placement of shares	4,750,000	$0.55	2,612,500
23/11/05	Capital raising costs			(130,625)
31/12/05	Closing balance	71,058,497		29,816,932

NOTE 5: SEGMENT INFORMATION

31 December 2005 Geographic Segments **($A'000)**	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	269	-	-	
Other revenue	10	-	-	
Unallocated other revenue	-	-	-	279
		-	-	
Segment results	(2,584)	-	-	(2,584)
Unallocated expenses				-
Consolidated operating profit before income tax				(2,584)

31 December 2004 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	12,484	-	-	12,484
Other revenue	199	-	-	199
Unallocated other revenue	-	-	-	-
	12,683	-	-	12,683
Segment results	406	-	-	406
Unallocated expenses				-
Consolidated operating (loss) before income tax				406

NOTE 6: SUBSEQUENT EVENTS

In February 2006, the Company announced the placement of 120,000,000 ordinary shares at an issue price of $1.05, subject to shareholder approval on 31 March 2006 and the receipt of offers for the balance of the finance required for the Dairi Project.

Other than the foregoing, there were no significant changes in the state of affairs of the consolidated entity since 31 December 2005.

NOTE 7: CONTINGENT LIABILITIES

There have been no changes to contingent liabilities since 30 June 2005.

NOTE 8: FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("AIFRS")

AASB transition Exemptions

The consolidated entity has made its election in relation to transitional exemptions allowed by AASB1: *First time adoption to AIFRS* as follows:

1) Business Combination

AASB 3: Business combination was not prepared retrospectively to past business combinations that occurred before the date of transition to AIFRS.

2) Exemptions from the requirement to restate comparative information for AASB 132 and AASB 139

The consolidated entity has elected to adopt this exemption and has not applied AASB 132: *Financial instruments presentation and Disclosure* and AASB 139: Financial Instruments Presentation and Disclosure and AASB 139: *Financial Instruments:* Recognition and measurement to its comparative information.

NOTE 9: COMPARATIVES

Reconciliation of Equity at 1 July 2004	Note	Previous GAAP at 1.7.2004 ($'000)	IFRS Adjmts ($'000)	AIFRS 1.7.2004 ($'000)
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents		5,342	-	5,342
Trade and Other Receivables		1,286	-	1,286
Inventories		1,812	-	1,812
Investments – Equity Method		289	-	289
TOTAL CURRENT ASSETS		8,729	-	8,729
NON-CURRENT ASSETS				
Investments – Equity Method		-	-	-
Receivables		2,020	-	2,020
Property, Plant & Equipment		556	-	556
Other		15,220	-	15,220
TOTAL NON-CURRENT ASSETS		17,796	-	17,796
TOTAL ASSETS		**26,525**	**-**	**26,525**
CURRENT LIABILITIES				
Trade and Other Payable		2,689	-	2,689
Interest Bearing Liabilities		2,000	-	2,000
Provisions		621	-	621
TOTAL CURRENT LIABILITIES		5,310	-	5,310
NON-CURRENT LIABILITIES				
Provisions		3,462	-	3,462
TOTAL NON-CURRENT LIABILITIES		3,462	-	3,462
TOTAL LIABILITIES		**8,772**	**-**	**8,772**
NET ASSETS		**$17,753**	**-**	**$17,563**
EQUITY				
Issued Capital		24,288	-	24,288
Reserves		1,600	-	1,600
Retained Earnings		(9,087)	-	(9087)
Parent Interest		16,801	-	(16,801)
Minority Interest		952	-	952
TOTAL EQUITY		**$17,753**	**-**	**$17,753**

Reconciliation of Equity at 31 December 2004	Note	Previous GAAP at 31.12.2004 ($'000)	IFRS Adjmts ($'000)	AIFRS 31.12.2004 ($'000)
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents		6,626	-	6,626
Trade and Other Receivables		969	-	969
Inventories		3,316	-	3,316
Investments – Equity Method		80	-	80
TOTAL CURRENT ASSETS		10,991	-	10,991
NON-CURRENT ASSETS				
Receivables		2,002	-	2,002
Property, Plant & Equipment		374	-	374
Other		16,776	(70)	16,706
TOTAL NON-CURRENT ASSETS		19,152	(70)	19,082
TOTAL ASSETS		**30,143**		**30,073**
CURRENT LIABILITIES				
Trade and Other Payables		2,605	-	2,605
Provisions		3,543	-	3,543
TOTAL CURRENT LIABILITIES		6,148	-	6,148
NON-CURRENT LIABILITIES				
Provisions		80	-	80
Interest Bearing Liabilities		3,000	-	3,000
TOTAL NON-CURRENT LIABILITIES		3,080	-	3,080
TOTAL LIABILITIES		**9,228**		**9,228**
NET ASSETS		**$20,915**	**(70)**	**$20,845**
EQUITY				
Issued Capital		27,263	-	27,263
Reserves		1,600	(70)	1,530
Retained Earnings		(8,681)	-	(8,681)
Parent Interest		20,182	-	20,112
Minority Interest		733	-	733
TOTAL EQUITY		**$20,915**	**-**	**$20,845**

Reconciliation of Equity at 30 June 2005	Note	Previous GAAP at 30.6.2005 ($'000)	IFRS Adjmts ($'000)	AIFRS 30.6.2005 ($'000)
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents		5,745	-	5,745
Investments – Equity Method		208	-	208
Trade and Other Receivables		2,789	-	2,789
Inventories		24	-	24
TOTAL CURRENT ASSETS		8,767	-	8,767
NON-CURRENT ASSETS				
Receivables		1,503	-	1,503
Investments – Equity Method		-	-	
Property, Plant & Equipment		249	-	249
Other		13,278	(217)	13,061
TOTAL NON-CURRENT ASSETS		15,030	(217)	14,813
TOTAL ASSETS		**23,797**	**(217)**	**23,580**
CURRENT LIABILITIES				
Trade and Other Payables		797	-	797
Provisions		736	-	736
TOTAL CURRENT LIABILITIES		1,533	-	1,533
NON-CURRENT LIABILITIES				
Other payables		3,000	-	3,000
TOTAL NON-CURRENT LIABILITIES		3,000	-	3,000
TOTAL LIABILITIES		**4,533**	**-**	**4,533**
NET ASSETS		**$19,264**		**$19,047**
EQUITY				
Issued Capital		27,335	-	27,335
Reserves		-	(217)	(217)
Retained Earnings		(8,533)	-	(8,533)
Parent Interest		18,802		18,585
Minority Interest		462	-	462
,420				
TOTAL EQUITY		**$19,264**	**(217)**	**$19,047**

Reconciliation of Profit or Loss For the full year to 30 June 2004	**Note**	**Previous GAAP at 30.06.2004 ($'000)**	**IFRS Adjmts ($'000)**	**AIFRS 30.06.2004 ($'000)**
Revenues				
Sales and hedging revenues		20,803	-	20,803
Interest receivable from other persons		209	-	209
Gross proceeds from sale of investments		327	-	327
Gross proceeds from sale of property		1,420	-	1,420
Other revenues		369	-	369
Net gains on consolidation of subsidiaries		1,479	-	1,479
Total Revenue		**24,607**	-	**24,807**
Operating Expenses				
Cost of goods sold		(15,477)	-	(15,477)
Employee benefits		(2,065)	-	(2,066)
Interest and other costs of finance		(323)	-	(323)
Rehabilitation costs		(320)	-	(320)
Exchange gains//(losses)		627	-	627
Depreciation and amortization		(3,655)	-	(3,655)
Exploration expenses written off		(1,095)	-	(1,095)
Administration and other expenses		(877)	-	(877)
Cost of investments sold		(35)	-	(35)
Cost of property sold		(62)	-	(62)
Total Expenses		**(23,282)**	-	**(23,282**
Operating loss before tax		**1,324**	-	**1,324**
Income tax		-	-	-
Net loss after income tax		**1,324**	-	**1,324**
Net loss attributable to minority equity interests		234		234
Net loss attributable to members of the parent entity		**$1,558**	-	**$1,558**

Reconciliation of Profit or Loss For the half year to 31 December 2004	Note	Previous GAAP at 31.12.2004 ($'000)	IFRS Adjmts ($'000)	AIFRS 31.12.2004 ($'000)
Revenues				
Sales and hedging revenues		11,915	-	11,915
Interest receivable from other persons		94	-	94
Gross proceeds from sale of investments		286	-	286
Gross proceeds from sale of property		199	-	199
Other revenues		189	-	189
Total Revenue		12,683	-	12,683
Operating Expenses				
Cost of goods sold		(8,862)	-	(8,862)
Employee salaries and benefits		(949)	-	(949)
Interest and other costs of finance		(108)	-	(108)
Rehabilitation costs		(13)	-	(13)
Exchange gains//(losses)		401	-	401
Depreciation and amortization		(1,547)	-	(1,547)
Exploration expenses written off		(557)	-	(557)
Administration and other expenses		(630)	-	(630)
Cost of investments sold		-	-	
Cost of property sold		(229)	-	(229)
Total Expenses		(12,494)	-	(12,494)
Operating profit (loss) before tax		189	-	189
Income tax		-	-	-
Net loss after income tax		**189**	-	**189**
Net loss attributable to minority equity interests		**217**	-	**217**
Net loss attributable to members of the parent entity		**$406**	-	**$406**

Reconciliation of Profit or Loss For the full year to 30 June 2005	**Note**	**Previous GAAP at 30.06.2005 ($'000)**	**IFRS Adjmts ($'000)**	**AIFRS 30.06.2005 ($'000)**
Revenues				
Sales and hedging revenues		19,830	-	19,830
Interest receivable from other persons		244	-	244
Gross proceeds from sale of investments		271	-	271
Gross proceeds from sale of property		2,808	-	2,808
Other revenues		383	-	383
Gain on consolidation of new subsidiary		43	-	43
Total Revenue		**23,579**	-	**23,579**
Operating Expenses				
Cost of goods sold		(14,539)	-	(14,539)
Employee salaries and benefits		(1,734)	-	(1,734)
Interest and other costs of finance		(211)	-	(211)
Rehabilitation costs written back		1,197	-	1,197
Exchange gains//(losses)		996	-	996
Depreciation and amortization		(2,534)	-	(2,534)
Exploration expenses written off		(1,283)	-	(1,283)
Administration and other expenses		(1,252)	-	(1,252)
Cost of investments sold		(215)	-	(215)
Cost of property sold		(577)	-	(577)
Loss on de-consolidation of former subsidiaries		(4,456)	-	(4,456)
Total Expenses		(25,108)	-	(25,108)
Operating profit (loss) before tax		**(1,529)**	-	**(1,529)**
Income tax		-	-	-
Net loss after income tax		**(1,529)**	-	**(1,529)**
Net loss attributable to minority equity interests		**483**	-	**483**
Net loss attributable to members of the parent entity		**($1,046)**	-	**($1,046)**

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 12 to 29:

(a) comply with Accounting Standard AASB1029: Interim Financial Reporting and the Corporations Regulations; and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2005 nd of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and,
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated this 16th day of March, 2006.

MICHAEL P WRIGHT
Director

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF HERALD RESOURCES LIMITED

Scope

We have reviewed the financial report comprising the income statement, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements and the directors' declaration of Herald Resources Limited (the Company) for the half-year ended 31 December 2005 as set out on pages 11 to 30. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and the Australian Stock Exchange.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian ethical pronouncements and the Corporations Act 2001. We have given the directors of the Company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Herald Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS

J P Van Dieren
Partner

West Perth, Western Australia
16 March 2006

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

16 March 2006

Board of Directors
Herald Resources Limited
Level 3/50 Colin Street
WEST PERTH WA 6005

Dear Directors

RE: HERALD RESOURCES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Herald Resources Limited.

As Audit Partner for the audit review of the financial statements of Herald Resources Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit review; and

(ii) any applicable code of professional conduct in relation to the audit review.

Yours sincerely
STANTON PARTNERS

John Van Dieren
Partner

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

31 March 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: RESULTS OF GENERAL MEETING HELD ON 31 MARCH 2006

The following resolution as set out below was passed by a show of hands at the General Meeting of the Company held today:

ORDINARY BUSINESS

Resolution 1 – Issue of Shares

In respect of each Resolution, the number of proxy votes exercisable by all proxies validly appointed and the total number of proxy votes in respect of which the appointments specified that:

(i) The proxy was to vote for the resolution; and
(ii) The proxy was to vote against the resolution; and
(iii) The proxy was to abstain on the resolution; and
(iv) The proxy was able to vote at the proxy's discretion

are set out in the following table:

RESOLUTION	(i) FOR	(ii) AGAINST	(iii) ABSTAIN	(iv) DISCRETION
1				

Yours faithfully

MICHAEL P WRIGHT
Executive Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

HERALD RESOURCES LTD

ABN

15 008 672 071

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	120,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement announced on 23 February 2006 and approved by shareholders on 31 March 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
193,058,497	Ordinary f.p.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	230,000 3,225,806 200,000 4,475,000	Options 23/01/07 @ $0.29 Options 09/08/07 @ $0.93 Options 01/12/09 @ $0.58 Options 01/12/09 @ $0.69

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 3 April 2006

(Director/Company secretary)

Print name: Michael P Wright

== == == == ==

+ See chapter 19 for defined terms.

HERALD
RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

6 April 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: ISSSUE OF 120,000,000 SHARES – SECONDARY TRADING NOTICE NOTIFICATION PURSUANT TO PARAGRPAH 708A(5)(e) OF THE CORPORATIONS ACT 2001 ("ACT")

On 4 April 2006, Herald Resources Limited ("**Company**") issued 120,000,000 fully paid ordinary shares ("**Shares**") at an issue price of $1.05 each to raise $126,000,000 before costs of the issue. These funds will be used to advance the Company's projects and for working capital purposes.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Shares noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

(a) the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;

(b) as at 6 April 2006 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

(c) as at 6 April 2006 there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

A. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

B. the rights and liabilities attaching to the Shares.

Yours faithfully

MICHAEL WRIGHT
Executive Director